File No.  812-

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_________________________________________________________________
In the Matter of

American Beacon Funds
American Beacon Mileage Funds
American Beacon Select Funds
American Beacon Master Trust

American Beacon Advisors, Inc.

4151 Amon Carter Boulevard, MD 2450
Fort Worth, Texas  76155

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF
EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE
18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS
________________________________________________________________

September 17, 2010

_________________________________________________________________
Please send all communications to:
Francine J. Rosenberger, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

With copies to:
Rosemary Behan, Esq.
American Beacon Advisors, Inc.
4151 Amon Carter Blvd., MD 2450
Fort Worth, TX  76155

This application (including exhibits) contains 31 pages which have been numbered sequentially.

BEFORE THE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

 In the Matter of:

 American Beacon Funds
 American Beacon Mileage Funds
 American Beacon Select Funds
 American Beacon Master Trust

 American Beacon Advisors, Inc.

 4151 Amon Carter Boulevard
 MD 2450
 Fort Worth, TX 76155

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM THE PROVISIONS OF SECTION 15(a) THEREOF AND RULE 18f-2 THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS

I.           INTRODUCTION

American Beacon Funds (“Beacon Trust”), American Beacon Mileage Funds (“Mileage Trust”), American Beacon Select Funds (“Select Trust”), and the American Beacon Master Trust (“Master Trust”) (collectively, the “Trusts”) and American Beacon Advisors, Inc. (“American Beacon” or “Manager,” and together with the Trusts, “Applicants”) have received an order of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Manager, as the investment adviser to each Trust, on behalf of its separate series (each a “Fund” and, collectively the “Funds”), subject to the approval of the applicable Trust’s Board of Trustees (the “Board”), including a majority of the trustees

(“Trustees”) who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust (“Independent Trustees”), to enter into and materially amend sub-advisory agreements (“Sub-Advisory Agreements”) with unaffiliated investment Sub-Advisers (“Sub-Advisers”) with respect to the Funds without obtaining shareholder approval (“Existing Order”), including a contract that has terminated as a result of an “assignment” pursuant to Section 15(a)(4) of the 1940 Act.1
Applicants are seeking an order of the Commission that would supersede the Existing Order to update the existing relief and bring it in line with more recent orders granted by the Commission.  Thus, Applicants seek an order of the Commission to allow the Manager to rely on the order to enter into and materially amend Sub-Advisory Agreements for a Fund.  Applicants also seek an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A;2 (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.3
Applicants request that the exemptive relief requested herein apply to: (a) the existing Trusts and Funds; (b) any future Funds; and (c) any future registered open-end management investment companies or series thereof that (1) uses the “manager-of-managers” arrangement
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1  AAdvantage Funds et al., Investment Company Act Release No. 22040 (June 25, 1996).

2 Form N-1A was recently amended and, with respect to any Fund not relying on new Form N-1A, this reference to Item 19(a)(3) is read to be Item 14(a)(3).

3 If the Adviser wishes to use a Sub-Adviser that would be an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, the Fund or of the Manager (other than by reason of ownership of 5% or more of the outstanding voting securities of a Fund or serving as a Sub-Adviser to the Fund) (“Affiliated Sub-Adviser”), to assist with monitoring and/or management of certain markets with which the Affiliated Sub-Adviser has expertise, shareholder approval of the Sub-Advisory Agreement with any Affiliated Sub-Adviser will be obtained.  The requested relief will not extend to Affiliated Sub-Advisers.

described in this application, (2) complies with the terms and conditions in this Application, and (3) is advised by the Manager.
Applicants are aware that the Commission has proposed Rule 15a-5 under the 1940 Act that would provide relief similar to that requested by Applicants.  Applicants also are aware that Rule 15a-5, as proposed, would rescind manager-of-manager fund orders granted prior to the adoption of the rule.  Applicants will comply with Rule 15a-5, if and when adopted.
Because of the manager-of-managers structure of the Funds, Applicants submit that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.  Applicants believe that without an exemption from the shareholder voting requirement of Section 15(a) of the 1940 Act for a Fund with one Sub-Adviser, a Trust may be precluded from promptly and timely employing a Sub-Adviser or materially amending a Sub-Advisory Agreement because the Fund would be subject to the delays and additional expense of a proxy solicitation.  Applicants also believe that without an exemption from certain disclosure requirements concerning fees paid to Sub-Advisers, the Manager may pay higher fees to Sub-Advisers than the Manager could otherwise negotiate.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
II.           BACKGROUND

A.           The Trusts
Each Trust is organized as a Massachusetts business trust and is registered as an open-end management investment company under the 1940 Act.  A majority of the Board of each Trust consists of Independent Trustees.

The Beacon Trust, the Mileage Trust and the Select Trust offer separate Funds, each with its own investment objectives, policies and restrictions.  The Beacon Trust currently offers to the public eighteen Funds: the Balanced Fund, the Emerging Markets Fund, the Global Real Estate Fund, the High Yield Bond Fund, the Intermediate Bond Fund, the International Equity Fund, the International Equity Index Fund, the Large Cap Growth Fund, the Large Cap Value Fund, the Mid-Cap Value Fund, the Retirement Income and Appreciation Fund, the S&P 500 Index Fund, the Short-Term Bond Fund, the Small Cap Index Fund, the Small Cap Value Fund, the Treasury Inflation Protected Securities Fund, the Zebra Large Cap Equity Fund and the Zebra Small Cap Equity Fund.  The Mileage Trust offers one Fund, the Money Market Mileage Fund, and the Select Trust offers two Funds, the Money Market Select Fund and the U.S. Government Money Market Select Fund.  The shares of beneficial interest of each Fund are registered under the Securities Act of 1933 (“1933 Act”).
The Master Trust is comprised of one Fund, the Money Market Portfolio (the “Portfolio” a subset of the Funds), with its own investment objectives and policies.  Interests in the Portfolio are offered to the Beacon Trust, the Mileage Trust and the Select Trust pursuant to an exemption from registration under the private offering exemption contained in Section 4(2) of the 1933 Act.
Under a master-feeder operating structure, the International Equity Index Fund, the S&P 500 Index Fund, the Small Cap Index Fund, the Money Market Mileage Fund, and the Money Market Select Fund each pursues its investment objective by investing all of its investable assets in a corresponding portfolio of another registered investment company with identical investment objectives to those of the Fund.  The Money Market Mileage Fund and the Money Market Select Fund each invests in the Portfolio.  The Small Cap Index Fund and the International Equity Index Fund each invests in a corresponding portfolio of the Quantitative Master Series LLC, a trust managed by BlackRock Advisors, LLC, neither of which is a “Portfolio” within the meaning of this application.  The S&P 500 Index Fund invests in a corresponding portfolio of the State Street Master Funds, a trust managed by SSgA Funds Management, Inc., which is not a “Portfolio” within the meaning of this application.  Any Fund that operates in a master-feeder structure with the Portfolio is referred to herein as a “Master-Feeder Fund.”
All investment management for the Master-Feeder Funds takes place at the Portfolio level and no investment management takes place at the Fund level.  Investment management for the Funds that do not operate under a master-feeder structure takes place at the Fund level.  Throughout this Application, statements regarding the management or investments of “Funds” include the “Portfolio.”
B.           The Manager
The Manager is registered as an investment adviser under the Advisers Act.  The Manager is a wholly-owned subsidiary of Lighthouse Holdings, Inc. (“Lighthouse”), which is indirectly owned by investment funds affiliated with Pharos Capital Group, LLC and TPG Capital, L.P.  The Manager serves as investment adviser to the Funds and the Portfolio pursuant to an Investment Management Agreement between the Manager and each Trust dated September 12, 2008.
Each Trust has entered into a Management Agreement with the Manager.  The terms of the Management Agreement comply with Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act, and have been approved by the Board (including a majority of the Independent Trustees) and the shareholders of the Funds, most recently at a special meeting of shareholders held on August 22, 2008.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Management Agreement.
Under the Management Agreement, the Manager has the authority to engage the services of Sub-Advisers, subject to approval by the Board and shareholders to the extent required by the

1940 Act.  Under the Management Agreement, the Manager receives a management fee (“Management Fee”) from each Fund.  For Funds that employ one or more Sub-Advisers (“Sub-Advised Funds”), the Management Fee compensates the Manager for providing management services, including, Sub-Adviser selection, monitoring, and asset allocation services and, with respect to certain Sub-Advised Funds, for providing investment management services to a portion of the Fund’s assets.  The Manager also negotiates the amount of the Sub-Advisers’ compensation, acts as a conduit in collecting the applicable fees from each Sub-Advised Fund and pays such fees to the applicable Sub-Advisers.
C.           The Sub-Advised Funds and the Sub-Advisers
Each Sub-Adviser has entered into a separate Sub-Advisory Agreement with the Manager to provide investment advisory services to the Sub-Advised Funds.  For the investment advisory services they provide to the Funds, each Sub-Adviser receives annual fees from each applicable Fund, calculated at an annual rate based on the average daily assets of the respective Fund (“Sub-Advisory Fees”).  Each Sub-Adviser bears its own expenses of providing sub-advisory services to the Funds.  The Manager serves as a conduit and will compensate each Sub-Adviser with fees that are paid by each applicable Fund to the Manager for sub-advisory services under the Sub-Advisory Agreement.  As long as a Master-Feeder Fund invests all of its investable assets in a corresponding Portfolio, a Sub-Adviser will receive a Sub-Advisory Fee only on behalf of the Portfolio and not on behalf of its corresponding Master-Feeder Fund.
The Manager has primary responsibility for the management of the Funds in accordance with each Fund’s investment objective, policies and restrictions and subject to the general supervision of the Board.  The Manager has delegated this authority to Sub-Advisers for all of the Funds, except for the Short-Term Bond Fund, the U.S. Government Money Market Select Fund, the Money Market Mileage Fund, the Money Market Select Fund, and the Portfolio, with respect to which the Manager has retained sole investment management responsibility.4  The Manager shares investment management responsibility with one or more Sub-Advisers for the Balanced Fund, the Retirement Income and Appreciation Fund and the Intermediate Bond Fund.  The Manager monitors the performance of the Sub-Advised Funds and regularly reviews, supervises and administers each Sub-Advised Fund’s investment program, subject to the direction of, and policies established by, the Board.  The Manager recommends to the Board whether a Sub-Advised Fund should continue to employ or terminate any Sub-Adviser.  The Manager is also responsible for identifying and recommending prospective Sub-Advisers to the Board.
The specific investment decisions for each Sub-Advised Fund are made by the Sub-Adviser(s) and, for the portion of the Sub-Advised Funds with respect to which the Manager shares investment management responsibility, the Manager.  However, the Manager exercises considerable authority in establishing or modifying the parameters within which each Sub-Advised Fund’s investment program will operate and ensuring that each Sub-Adviser is staying within the applicable parameters that are in effect at any given time.  For Funds with multiple
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4  As of the date of this application, the Manager had allocated investment responsibility for each Sub-Advised Fund in the following manner: (1) Balanced Fund - the Manager, Barrow, Hanley, Mewhinney & Strauss, LLC (“Barrow”), Brandywine Global Investment Management, LLC (“Brandywine”), and Hotchkis and Wiley Capital Management, LLC (“Hotchkis”); (2) Large Cap Value Fund – Barrow, Brandywine, Hotchkis and Metropolitan West Capital Management, LLC (“Met West”); (3) Large Cap Growth Fund – The Renaissance Group LLC and Winslow Capital Management, Inc.; (4) Mid-Cap Value Fund – Barrow and Pzena Investment Management, LLC; (5) Small Cap Value Fund – Barrow, Brandywine, Hotchkis, Opus Capital Group, LLC and The Boston Company Asset Management, LLC (“TBCAM”); (6) International Equity Fund – Causeway Capital Management LLC, Lazard Asset Management LLC, Templeton Investment Counsel, LLC and TBCAM; (7) Emerging Markets Fund – Morgan Stanley Investment Management Inc. and TBCAM; (8) Global Real Estate Fund  – CB Richard Ellis Global Real Estate Securities, LLC; (9) High Yield Bond Fund – Franklin Advisers, Inc. and Logan Circle Partners, L.P.; (10) Retirement Income and Appreciation Fund – the Manager and Calamos Advisors, LLC; (11) Intermediate Bond Fund – the Manager and Barrow; (12) Treasury Inflation Protected Securities Fund – NISA Investment Advisors, LLC and Standish Mellon Asset Management Company, LLC; (13) Zebra Large Cap Equity Fund – Zebra Capital Management, LLC (“Zebra”); (14) Zebra Small Cap Equity Fund – Zebra; and (15) Evercore Small Cap Equity Fund – Evercore Asset Management, LLC.

Sub-Advisers, the Manager coordinates the Sub-Advisers’ investment activities to ensure compliance with investment restrictions at the Fund level.
The Manager makes recommendations to the Board with respect to the selection and retention of Sub-Advisers based upon the Sub-Adviser’s performance as well as the Sub-Adviser’s fees and services in relation to other Sub-Advisers.  As additional criteria, the Manager examines, among other things, the nature of the strategy employed by the Sub-Adviser, the quality and depth of the Sub-Adviser’s investment personnel, the Sub-Adviser’s compliance record and the Sub-Adviser’s reputation in the investment community.
From time to time, the Manager may recommend that the services of a Sub-Adviser be terminated.  The criteria for termination may include, but are not limited to, the following:
●	departure of key personnel from the Sub-Adviser;
●	acquisition of the Sub-Adviser by a third party;
●	inadequate investment, trading or other processes which could result in inconsistent or poor performance in a Fund’s portfolio;
●	failure to cooperate with the Manager or the Sub-Advised Fund with respect to compliance matters;
●	unfavorable fees relative to other similarly situated qualified investment advisers; and
●	other reasons as may from time to time arise.
Each Sub-Adviser is and will be an “investment adviser” (as such term is defined in Section 2(a)(20)(B) of the 1940 Act) and is registered as an investment adviser under the Advisers Act.  The terms of each Sub-Advisory Agreement comply with Section 15(a) of the 1940 Act and were approved by the Board, including a majority of the Independent Trustees, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 under the 1940 Act.

D.           Manager of Managers Arrangement
Each Sub-Advised Fund is operated in a manner that is different from conventional management investment companies.  Under the manager-of-managers arrangement described herein, a Sub-Advised Fund can offer investors the benefit of the Manager’s Sub-Adviser selection and monitoring services, the expertise of Sub-Advisers in the particular investment strategy that they employ, and the Manager’s ability to periodically allocate and re-allocate assets among Sub-Advisers or among the Manager and Sub-Advisers.  Under this approach, the Manager may recommend and, if the Board, including a majority of the Independent Trustees, approves the recommendation, retain Sub-Advisers for a Sub-Advised Fund.  Such a recommendation may be in the context of transferring responsibility from one Sub-Adviser to another or appointing a Sub-Adviser for assets as to which no Sub-Adviser had previously been responsible, including assets managed by the Manager.  Each Sub-Adviser is responsible for implementing and administering the investment program with respect to the Sub-Advised Fund, or each portion of the Sub-Advised Fund’s assets assigned to such Sub-Adviser, that has been developed by the Manager for each Sub-Advised Fund (“Sub-Advisory Services”).  The Board, subject to its oversight, relies upon the Manager to monitor each Sub-Advised Fund’s compliance with its stated investment objective, policies and restrictions, and to recommend the retention or termination of Sub-Advisers.
Whenever required by Section 15(c) of the 1940 Act, the Board may request, and the Manager and each Sub-Adviser must furnish, such information as may be reasonably necessary to evaluate the terms of the Management Agreement and the Sub-Advisory Agreements.  In undertaking this evaluation, the Board is provided with information concerning the Sub-Advisory Fees, as well as the fees paid to the Manager pursuant to the Management Agreement.  The information provided to the Board is maintained as part of the minute book records of each

Sub-Advised Fund pursuant to Rule 31a-1 under the 1940 Act and is available to the Commission in the manner prescribed by the 1940 Act.  Each Sub-Adviser is also expected to provide in-person or telephonic reports to the Board from time to time as may be requested.
If the Order requested herein is granted, the Manager may rely on the Order to enter into or materially amend a Sub-Advisory Agreement for a Sub-Advised Fund, regardless of the number of Sub-Advisers employed for that Fund, without approval by the vote of a majority of the outstanding voting securities of the applicable Sub-Advised Fund(s), and to disclose the aggregate management and sub-advisory fees paid by each Fund, rather than individual fees paid to the Manager and the Sub-Advisers.  Applicants believe that without an exemption from the shareholder voting requirement of Section 15(a) of the 1940 Act for a Fund, a Trust may be precluded from promptly and timely employing a Sub-Adviser or materially amending a Sub-Advisory Agreement because a Fund would be subject to the delays and additional expense of a proxy solicitation.  Applicants also believe that without an exemption from certain disclosure requirements concerning fees paid to Sub-Advisers, the Manager may pay higher fees to Sub-Advisers than the Manager could otherwise negotiate.
A Sub-Advised Fund will not rely on the Order if the operation of the Sub-Advised Fund in the manner described in this Application has not been approved, as provided in Condition 1 set out in Section V below.5
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5  The requirements of Condition 1 will be deemed to be met with respect to Sub-Advised Funds currently in existence and relying on the Existing Order by the shareholder approval previously obtained in connection with the Existing Order.

III.           APPLICABLE LAW AND REQUEST FOR RELIEF
A.           Shareholder Voting
1.           Applicable Law
Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which . . . has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Rule 18f-2(c)(1) under the 1940 Act states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”  These provisions, taken together, would require the shareholders of a Sub-Advised Fund to approve any new Sub-Advisory Agreement or material amendment to a Sub-Advisory Agreement.
Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction or any class or classes of persons, securities or transactions from the provisions of the 1940 Act, or from any rule thereunder, if such exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an order of exemption superseding the Existing Order of exemption from the requirements of Section 15(a) and Rule 18f-2 under the 1940 Act to the extent necessary to permit the Manager, subject to approval of the Board, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Sub-Advised Fund to: enter into new Sub-Advisory Agreements and materially amend Sub-advisory Agreements for a Sub-Advised Fund.
2.           Discussion in Support of the Application
a.           Necessary or Appropriate in the Public Interest
The investment advisory arrangements of the Sub-Advised Funds are different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of each Sub-Advised Fund, the Manager typically does not make the day-to-day investment decisions, except to the extent the Manager shares investment management responsibility with the Sub-Advisers.  Instead, having established an investment program for the Sub-Advised Funds, the Manager selects, supervises and evaluates the Sub-Advisers which, in turn, make the day-to-day investment decisions for the Sub-Advised Funds.  Applicants believe that this service provides benefits to the Sub-Advised Funds’ shareholders because the Manager is able to select those Sub-Advisers who have distinguished themselves through successful performance in the particular market sectors in which the Sub-Advised Funds invest.  The requested exemptive order is sought to enable the Funds that employ a multi-manager structure, regardless of how many Sub-Advisers the Fund employs, to act promptly upon the Manager’s recommendations with respect to the Sub-Advised

Fund and to save a Sub-Advised Fund and its shareholders the expense of convening multiple shareholders meetings.
Each Fund will hold itself out as an investment vehicle whereby investors look to the Manager as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-Advisers.  The Manager will select those Sub-Advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Sub-Advisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the manager-of-managers arrangement, the selection or change in a Sub-Adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.
Under the circumstances, Applicants believe that there is no compelling policy reason why shareholders of a Sub-Advised Fund with a Sub-Adviser should be required to approve either relationships between a Sub-Adviser and a Sub-Advised Fund or the material amendment of a Sub-Advisory Agreement.  Shareholders are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.  From the perspective of the investor, the role of the Sub-Advisers with respect to the Sub-Advised Funds is substantially equivalent to the roles of an investment adviser and its individual portfolio managers with respect to conventionally managed funds.  Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with the Sub-Advised Funds’ investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Sub-Advised Funds other than responsibilities related to investment management.  Applicants believe that shareholders of the Sub-Advised Funds look to the Manager when they have questions or concerns about a Sub-

Advised Fund’s management or investment performance, and that shareholders expect the Manager and the Board to select one or more Sub-Advisers for a Sub-Advised Fund as deemed appropriate by the Manager and the Board, just as shareholders of conventionally managed funds expect their investment adviser to hire portfolio managers that provide day-to-day management of fund assets.
In the absence of the relief requested in this Application, when a Sub-Adviser is retained for a Sub-Advised Fund, and the Sub-Adviser would be that Fund’s only Sub-Adviser, shareholders are required to approve the new Sub-Advisory Agreement.6  Similarly, under the Existing Order, if an existing Sub-Advisory Agreement with respect to a Sub-Advised Fund that employs only one Sub-Adviser is to be amended in any material respect, the shareholders of that Sub-Advised Fund would have to approve the change.  In addition, currently it would be impermissible for a Sub-Advised Fund with one Sub-Adviser to retain that Sub-Adviser if the Sub-Advisory Agreement is “assigned” as a result of a change of control of the Sub-Adviser unless shareholder approval had been obtained.  In each case, the need for shareholder approval would require a shareholder meeting, the preparation and distribution of proxy materials, and the solicitation of shareholders votes on behalf of a Sub-Advised Fund, which often necessitates the retention of a proxy solicitor.  This process is time-consuming, costly and slow.  It increases a Sub-Advised Fund’s expenses and, in some cases, delays the prompt implementation of actions deemed advisable by the Manager and the Board, both of which are disadvantageous to shareholders.  Applicants believe that there is no compelling policy reason why shareholders of a Sub-Advised Fund with one Sub-Adviser should be required to approve either relationships between a Sub-Adviser and a Sub-Advised Fund or the material amendment of a Sub-Advisory
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6  Footnote 2 to the Notice of Application for the Existing Order states that the Existing Order “would not apply to any of the Funds unless they . . . employ two or more Sub-Advisers.”  Release No. IC-21995 (June 25, 1996).

Agreement.  Indeed, the Commission’s approach in proposed Rule 15a-5 under the 1940 Act (the “Proposed Rule”) permits an adviser to serve as a subadviser to an investment company without approval by the shareholders of the investment company regardless of the number of sub-advisers engaged by the investment company.  In its proposing rule release, the Commission stated that the exemptive orders granting relief from Section 15(a) and Rule 18f-2 under the 1940 Act “do not require the retention of a minimum number of subadvisers, and some funds operating under [the Commission’s] orders use only one subadviser for the fund, or for each series of the fund.”7
Indeed, without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), a Sub-Advised Fund will be able to act more quickly and with less expense to hire a Sub-Adviser regardless of the number of Sub-Advisers employed by the Fund and materially amend a Sub-Advisory Agreement when the Board and the Manager believe that the appointment of a Sub-Adviser or the amendment of a Sub-Advisory Agreement would benefit the Sub-Advised Fund.  Without the requested relief, the Board could determine that the costs and delay associated with obtaining shareholder approval for a new Sub-Adviser outweigh the benefits of a prompt termination of an agreement with a Sub-Adviser, even if the Sub-Adviser is no longer able to manage a Sub-Advised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control – events which are beyond the control of the Manager – a Sub-Advised Fund may be forced to operate without a Sub-Adviser.  The sudden loss of a Sub-Adviser could be highly disruptive to the operations of a Fund.
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7  Investment Company Act Release No. 26230 (Oct. 23, 2003).

b.           Consistent with the Protection of Investors
The Sub-Advised Funds’ manager-of-managers structure clearly differs from that of conventional mutual funds.  When acquiring or holding shares of a conventional investment company, an investor has the burden of determining which investment adviser will be most capable of investing the investor’s assets.  In addition, the investor must continuously monitor the investment adviser’s performance, including extensive quantitative and subjective data, and make a judgment of the investment adviser’s likely future performance.  Hence, shareholder approval of a fund’s advisory arrangements, as required by Section 15(a) of the 1940 Act, is appropriate because shareholders have chosen a fund, based on, among other things, the fund’s investment adviser.
Under the manager-of-managers structure employed by the Applicants, primary responsibility for managing a Sub-Advised Fund, including the selection and supervision of Sub-Advisers, is vested in the Manager, subject to the oversight of the Board.  By choosing a Sub-Advised Fund, an investor is choosing the Manager to manage the Sub-Advisers.  This is in sharp contrast to the investor in a conventional mutual fund whose investment decision is primarily influenced by the investment adviser that manages the fund’s investments.  The selection or change of a Sub-Adviser without shareholder approval is consistent with the protection of investors because it is not an event that significantly alters the nature of the shareholder’s investment.
Indeed, Applicants believe that investors choose a Sub-Advised Fund in part because of the value added by the Manager who has the requisite experience to evaluate, select and supervise one or more Sub-Advisers with particular expertise in the relevant market sectors.  In evaluating the services that a Sub-Adviser provides to a Sub-Advised Fund, the Manager considers information including, but not limited to, the following: (1) the advisory services provided by the Sub-Adviser; (2) the Sub-Adviser’s personnel; (3) the financial condition and stability of the Sub-Adviser; and (4) the Sub-Adviser’s investment performance.  To obtain this information, the Manager typically will review the Sub-Adviser’s Form ADV, conduct a due diligence review of the Sub-Adviser and interview the Sub-Adviser.
In addition, the Manager and the Board consider the reasonableness of the Sub-Adviser’s compensation.  In analyzing the reasonableness of a fee charged by the Sub-Adviser, the Manager considers certain information, including, but not limited to: (1) a description of the proposed method of computing the fees; and (2) comparisons of the proposed fees paid by each Sub-Advised Fund with fees charged by the Sub-Adviser for managing comparable accounts and fees charged by other organizations for managing other mutual funds and accounts with similar investment objectives.
If the requested relief is granted, shareholders of each Sub-Advised Fund will continue to receive adequate information about the Sub-Advisers.  The prospectus and statement of additional information (“SAI”) of each Sub-Advised Fund, including those with one Sub-Adviser, do and will continue to include all information required by Form N-1A concerning the Sub-Advisers (except as modified to permit Aggregate Fee Disclosure as defined in this Application).  Furthermore, under the Existing Order, if a new Sub-Adviser is retained or an existing Sub-Advisory Agreement is materially modified, a Sub-Advised Fund will furnish to shareholders, within 90 days of the date that a Sub-Adviser is hired or an existing Sub-Advisory Agreement is materially modified, all information that would have been provided in the proxy statement (“Information Statement”).  Under the requested relief, a Sub-Advised Fund would furnish to shareholders an Information Statement within 90 days of the date that a new Sub-Adviser is hired and would not furnish an Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified.  In addition, under the requested relief, the Information Statement would be modified to permit Aggregate Fee Disclosure, as defined in this Application.  Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Schedule 14A under the 1934 Act.  The requested relief is consistent with the more recent orders granted by the Commission.8 Moreover, as indicated above, the Board will comply with the requirements of Section 15(c) of the 1940 Act before entering into or materially amending the Management Agreement or a Sub-Advisory Agreement.
c.           Consistent with the Policy and Provisions of the 1940 Act
The relief requested in this Application is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of an investment company’s investment adviser, together with the investment company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.
The Management Agreement and Sub-Advisory Agreements with Affiliated Sub-Advisers will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  The prospectus for each Fund discloses that the Manager and/or one or more Sub-Advisers provide investment management services for the Funds.  The prospectus also discloses that the Manager may hire or change Sub-Advisers for each Fund, as appropriate, and that the Manager
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8  See, e.g., CMG Capital Management Group, Inc. and Northern Lights Fund Trust, Investment Company Act Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order).

has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to the hiring or a change of Sub-Adviser or the material amendment of Sub-Advisory Agreements by the Manager and the Board for any Sub-Advised Fund regardless of the number of Sub-Advisers.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.
B.           Disclosure of Sub-Advisers’ Fees
1.           Applicable Law
Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of the Form N-1A requires an investment company to disclose in its registration statement the method of computing the advisory fee payable by the investment company, including the “total dollar amounts that the Fund paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision may require each Fund to disclose the fees the Manager pays to each Sub-Adviser.  An exemption is requested, therefore, to permit the Funds to disclose (as both a dollar amount and as a percentage of each Fund’s net assets) (i) the aggregate fees paid to the Manager and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (we refer to the items in (i) and (ii) herein, collectively, as “Aggregate Fee Disclosure”).  For any Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.
Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act.  Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.”  Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.”  Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).  Taken together, these provisions may require a Sub-Advised Fund to disclose the fees the Manager pays to each Sub-Adviser in proxy statements for a shareholder meeting at which fees would be established or increased, or action would be taken on a Sub-Advisory Agreement.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.
Form N-SAR is the semi-annual report filed with the Commission by registered investment companies.  Item 48 of Form N-SAR requires an investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers.  This item may require a Fund to disclose the fees that are paid to Sub-Advisers in the same manner as described above.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.
Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees.  These provisions may be deemed to require a Fund’s financial statements to include information concerning fees paid to the Sub-Advisers.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.  All other items required by Section 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.
For the reasons, and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act, Item 48 of Form N-SAR and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Trusts to disclose for each Fund (as both a dollar amount and a percentage of the Fund’s net assets) (i) the aggregate fees paid to the Manager and any Affiliated Sub-Adviser, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”).  For a Sub-Advised Fund that employs an Affiliated Sub-

Adviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.  None of the current Sub-Advisers is an Affiliated Sub-Adviser.
2.           Discussion in Support of the Application
The Applicants seek an exemption to permit each Sub-Advised Fund to make the Aggregate Fee Disclosure rather than disclose the fees that the Manager pays to each Sub-Adviser under the following rules and forms: (i) Item 14(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.  The Applicants believe the relief should be granted because: (i) the Manager operates each Sub-Advised Fund using Sub-Advisers in a manner so different from that of conventional investment companies that disclosure of the fees the Manager pays to each Sub-Adviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling each Sub-Advised Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.
As noted above, the Manager operates each Sub-Advised Fund using Sub-Advisers in a manner substantially different from that of conventional investment companies.  By investing in such a Sub-Advised Fund, shareholders hire the Manager to manage a Sub-Advised Fund’s assets by using its Sub-Adviser selection and monitoring process to select and allocate assets among Sub-Advisers, rather than by hiring its own employees to manage assets directly.  The Manager, under the overall supervision of the Board, takes responsibility for overseeing Sub-Advisers and recommending their hiring, termination and replacement.  In return for its services, the Manager receives a Management Fee from each Fund.  In addition, the Manager receives the Sub-Advisory Fee from each Sub-Advised Fund which it pays to the applicable Sub-Adviser.  Disclosure of Sub-Advisory Fees does not serve any meaningful purpose because investors pay the Manager to retain and compensate the Sub-Advisers.  Indeed, disclosure of individual Sub-Advisory Fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.
The requested relief will benefit shareholders of the Sub-Advised Funds because it will improve the Manager’s ability to negotiate the fees paid to Sub-Advisers.  Many investment advisers charge their customers for advisory services according to a “posted” fee schedule.  While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief will encourage Sub-Advisers to negotiate lower advisory fees with the Manager if the lower fees are not required to be made public.
C.           Precedent
The relief requested in this Application is substantially similar to other relief from the shareholder voting requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act recently granted by the Commission.  See, e.g., WisdomTree Asset Management Inc. and Wisdom-Tree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sept. 8, 2010) (order); CMG Capital Management Group, Inc. and Northern Lights Fund Trust, Investment Company Act Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order); GE Funds, et. al., Investment Company Act Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order); Embarcadero Funds, et. al., Investment Company Act Release Nos. 28769 (July 22, 2009) (notice) and 28820 (July 20, 2009) (order); Trust for Professional Managers, et al., Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order); Forward Funds, Investment Company Act Release Nos. 28420 (September 29, 2008) (notice) and 28469 (October 27, 2008) (order).

IV.           CONDITIONS TO RELIEF
Applicants agree that any Order granting the requested relief will be subject to the following conditions:
1.           Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the outstanding voting securities, as defined in the 1940 Act, or, in the case of a new Fund whose public shareholders purchased shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder(s) before offering shares of such Fund to the public.
2.           Any Fund relying on the requested relief will disclose in its prospectuses the existence, substance, and effect of any order granted pursuant to the Application.  As applicable, a Fund will hold itself out to the public as employing the manager-of-managers structure described in the Application.  The prospectus will prominently disclose that the Manager has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination and replacement.
3.           The Manager will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to the review and approval of the applicable Board, will: set each Fund’s overall investment strategies; evaluate, select and recommend Sub-Advisers to manage all or a part of each Fund’s assets; allocate, and when appropriate, reallocate the assets of each Fund among one or more Sub-Advisers; monitor and evaluate the performance of the Sub-Advisers; and implement procedures reasonably designed to ensure that the Sub-Advisers comply with each Fund’s investment objective, policies and restrictions.

4.           At all times, at least a majority of each Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then existing Independent Trustees.
5.           The Manager will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.
6.           Whenever a change is proposed for a Fund with an Affiliated Sub-Adviser, the Board of the applicable Trust, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes of the Trust, that such change is in the best interest of the Fund and its shareholders, and does not involve a conflict of interest from which the Manager or Affiliated Sub-Adviser derives an inappropriate advantage.
7.           No trustee or officer of a Trust or Fund or director, officer or manager of the Manager will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser, except for ownership of interests in the Manager or any entity that controls, is controlled by, or under common control with the Manager, or ownership of less than 1% of the outstanding securities of any class of equity or debt securities of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.
8.           Within 90 days of the hiring of any new Sub-Adviser, the affected Fund shareholders will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.  This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Adviser.  To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a Sub-Adviser, an information statement meeting the requirements of Regulation

14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified to permit Aggregate Fee Disclosure.
9.           In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.           CONCLUSION
For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
VI.           PROCEDURAL MATTERS
Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 4151 Amon Carter Boulevard, Forth Worth, Texas 76155.  Applicants further state that all communications or questions should be directed to Francine J. Rosenberger, K&L Gates LLP, 1601 K Street, NW, Washington, D.C. 20006 (202) 778-9187, with a copy to Rosemary Behan, Esq., American Beacon Advisors, Inc., 4151 Amon Carter Boulevard, MD 2450, Fort Worth, Texas  76155.
Pursuant to Rule 0-2 (c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of each Trust’s Amended and Restated Declaration of Trust and Bylaws, responsibility for the management of the affairs and business of the Trust is vested in its Board of Trustees, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of Trustees of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of the Manager are fully authorized under the Manager’s articles of incorporation to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of each Trust are fully authorized under the applicable Declaration of Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.
The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto.  The proposed notice of the Application required by Rule 0-2(g) under the 1940 Act is attached as Exhibit C hereto.
Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

AUTHORIZATION

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, as amended, Applicants have taken all actions necessary to authorize the execution and filing of this application and have complied with all applicable requirements of law.  Applicants represent that the person signing and filing this application on behalf of Applicants is authorized to do so under each Trust's Declaration of Trust and By-Laws pursuant to a resolution adopted by each Trust's Board of Trustees at a meeting held on November 17, 2008, in substantially the following form:

VOTED:  That the form, terms and provisions of an Amended Application for an Order of Exemption from certain provisions of the Investment Company Act of 1940, as amended, to permit, among other things, an investment manager to serve as the sole subadviser to a Fund without shareholder approval and to provide relief from disclosure of subadviser fees and individual portfolio managers in the Funds’ prospectuses and statements of additional information, as described at this meeting, be, and it hereby is approved; and it was

FURTHER VOTED: That the appropriate officers of the Trusts be, and each of them hereby is, authorized and directed to prepare, or direct the preparation of, such Amended Application for the purpose of filing the Amended Application with the Securities and Exchange Commission; and it was

FURTHER VOTED: That the appropriate officers of the Trust be, and each is, hereby authorized and directed to take such additional actions, and to execute and deliver on behalf of the Funds such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolutions, and that all actions of said officers so taken in all actions herein described are ratified, approved and confirmed in all respects.

AMERICAN BEACON ADVISORS, INC.

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President

AMERICAN BEACON FUNDS
AMERICAN BEACON MILEAGE FUNDS
AMERICAN BEACON SELECT FUNDS
AMERICAN BEACON MASTER TRUST

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President

VERIFICATION

The undersigned states that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, for an Order of Exemption from the Provisions of Section 15(a) thereof and Rule 15f-2 thereunder and from Certain Disclosure Requirements, dated September 15, 2010 for and on behalf of American Beacon Funds (“Beacon Funds”), American Beacon Mileage Funds (“Mileage Funds”), American Beacon Select Funds (“Select Funds”), American Beacon Master Trust (“Master Trust”) and American Beacon Advisors, Inc. (“AmBeacon”); that he is the President of Beacon Funds, Mileage Funds, Select Funds, Master Trust and AmBeacon; and that all actions taken by the Boards of Trustees, officers and other persons necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
Dated: September 17, 2010